SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Churchill Capital Corp IX

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G21301 109

(CUSIP Number)

Jay Taragin

640 Fifth Avenue, 14th Floor

New York, NY 10019

(212) 380-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21301 109

1	Names of Reporting Person. Churchill Sponsor IX LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,912,500 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 7,912,500 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,912,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.6%
14	Type of Reporting Person OO

(1)

Includes 725,000 shares of the Issuer’s Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”) and 7,187,500 of the Issuer’s Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, or at any time prior to the Issuer’s initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 278192). Michael Klein, the Chief Executive Officer and Director of the Issuer, is the sole stockholder of M. Klein Associates, Inc., which is the managing member of Churchill Sponsor IX LLC (the “Sponsor”), and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. G21301 109

1	Names of Reporting Person. M. Klein Associates, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,912,500 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,912,500 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,912,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.6%
14	Type of Reporting Person OO

(1)

Includes 725,000 shares of the Issuer’s Class A Ordinary Shares and 7,187,500 of the Issuer’s Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, or at any time prior to the Issuer’s initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 278192). Michael Klein, the Chief Executive Officer and Director of the Issuer, is the controlling shareholder of M. Klein Associates, Inc., which is the managing member of the Sponsor, and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. G21301 109

1	Names of Reporting Person. Michael Klein
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 7,912,500 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 7,912,500 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,912,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.6%
14	Type of Reporting Person IN

(1)

Includes 725,000 shares of the Issuer’s Class A Ordinary Shares and 7,187,500 of the Issuer’s Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, or at any time prior to the Issuer’s initial business combination, at the option of the holder, subject to adjustment as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333- 278192). Michael Klein, the Chief Executive Officer and Director of the Issuer, is the controlling shareholder of M. Klein Associates, Inc., which is the managing member of the Sponsor, and accordingly Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Churchill Sponsor IX LLC, a Delaware limited liability company (the “Sponsor”), M. Klein Associates, Inc. (“M. Klein Associates”) and Michael Klein (collectively, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”)

Issuer: Churchill Capital Corp IX (the “Issuer”)

640 Fifth Avenue, 14th Floor, New York, NY 10019.

Item 2.	Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 21.6% of the issued and outstanding ordinary shares (“Ordinary Shares”) of the Issuer (36,662,500) based on the number of Class A Ordinary Shares (29,475,000) and Class B ordinary shares, $0.0001 par value (“Class B Ordinary Shares”) (7,187,500) outstanding as of May 6, 2024, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 10, 2024;

(ii) M. Klein Associates, which is the managing member of the Sponsor; and

(iii) Michael Klein, the Chief Executive Officer and Director of the Issuer and the sole stockholder of M. Klein Associates.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Sponsor, M. Klein Associates and Michael Klein is 640 Fifth Avenue, 14th Floor, New York, NY 10019.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal business of M. Klein Associates is to act as the managing member of Sponsor. The principal occupation of Mr. Klein is the Chief Executive Officer and Director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. M. Klein Associates is a New York corporation. Mr. Klein is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $7,275,000. The source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on December 18, 2023, 7,187,500 Class B Ordinary Shares (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated as of December 18, 2023, by and between the Sponsor and the Issuer (the “Founder Share Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On May 6, 2024, simultaneously with the consummation of the Issuer’s Initial Public Offering (the “IPO”), the Sponsor purchased 725,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of May 1, 2024, by and between the Issuer and the Sponsor (the “Placement Units Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one-quarter of one warrant, each whole warrant exercisable to purchase one Class A Ordinary Share, at an exercise price of $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated May 1, 2024).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. Klein have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 36,662,500 Ordinary Shares, including 29,475,000 Class A Ordinary Shares and 7,187,500 Class B Ordinary Shares, outstanding as of May 6, 2024, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on May 10, 2024) are as follows:

Sponsor
a)		Amount beneficially owned: 7,912,500	Percentage: 21.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	7,912,500
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	7,912,500
	iv.	Shared power to dispose or to direct the disposition of:	0

M. Klein Associates
a)		Amount beneficially owned: 7,912,500	Percentage: 21.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	7,912,500
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	7,912,500

Michael Klein
Amount beneficially owned: 7,912,500	Percentage: 21.6%
Number of shares to which the Reporting Person has:
Sole power to vote or to direct the vote:	0
Shared power to vote or to direct the vote:	7,912,500
Sole power to dispose or to direct the disposition of:	0
Shared power to dispose or to direct the disposition of:	7,912,500

Mr. Klein is the sole stockholder of M. Klein Associates, which is the managing member of the Sponsor and accordingly, Mr. Klein may be deemed to have beneficial ownership of securities reported herein. Mr. Klein disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Share Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on December 18, 2023, 7,187,500 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Founder Share Purchase Agreement. The Founder Share Purchase Agreement provided that up to 937,500 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full. As a result of the underwriters’ election to fully exercise their over-allotment option on May 6, 2024, the 937,500 Founder Shares are no longer subject to forfeiture

The description of the Founder Share Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 22, 2024 (and is incorporated by reference herein as Exhibit 10.1).

Placement Units Purchase Agreement between the Issuer and Sponsor

On May 6, 2024, simultaneously with the consummation of the IPO, the Sponsor purchased 725,000 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 7, 2024 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On May 1, 2024, in connection with the IPO, the Issuer, the Sponsor, Mr. Klein and certain other parties thereto entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor and Mr. Klein agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer’s obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO (or 27 months from the completion of the IPO if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for an initial business combination within 24 months from the completion of the IPO), or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”) including interest earned on the funds held in the Trust Account and net of Permitted Withdrawals (as defined in the Insider Letter), divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject to as a result of any claim by any vendor or other person (other than the Company’s independent public accountants) who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of Permitted Withdrawals; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on May 7, 2024 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On May 1, 2024, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on May 7, 2024 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of May 1, 2024, by and between the Issuer and Churchill Sponsor IX LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 22, 2024).

Exhibit 10.2

Private Placement Units Purchase Agreement, dated as of May 1, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 7, 2024).

Exhibit 10.3	Letter Agreement, dated as of May 1, 2024, by and among the Issuer, the Sponsor and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 7, 2024).

Exhibit 10.4

Registration Rights Agreement, dated as of May 1, 2024, by and between the Issuer and the Sponsor

(incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the

SEC on May 7, 2024).

Exhibit 99.1	Joint Filing Agreement, May 13, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2024	CHURCHILL SPONSOR IX LLC By:M. Klein Associates, Inc., its managing member

	By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Authorized Signatory

Date: May 13, 2024	M. KLEIN ASSOCIATES, INC.

	By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Authorized Signatory

Date: May 13, 2024		/s/ Michael Klein
Michael Klein

JOINT FILING AGREEMENT

AGREEMENT dated as of May 13, 2024, by and among Churchill Sponsor IX LLC, M. Klein Associates Inc. and Michael Klein (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value, of Churchill Capital Corp IX, as of May 13, 2024, relating to such beneficial ownership, being filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: May 13, 2024	CHURCHILL SPONSOR IX LLC By:M. Klein Associates, Inc., its managing member

	By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Authorized Signatory

Date: May 13, 2024	M. KLEIN ASSOCIATES, INC.

	By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Authorized Signatory

Date: May 13, 2024		/s/ Michael Klein
Michael Klein